UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 44)*

First Opportunity Fund, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

33587T108
(CUSIP Number)

Stephen C. Miller, Esq.
2344 Spruce Street, Suite A
Boulder, Colorado  80302
(303) 444-5483
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 13, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33587 T 108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                               7.           Sole Voting Power                                           0
Shares Bene-
ficially                                  8.           Shared Voting Power                                       0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                   0
Person With
10.           Shared Dispositive Power                              0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 33587 T 108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                               7.           Sole Voting Power                                           4,272,118
Shares Bene-
ficially                                  8.           Shared Voting Power                                                    0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                   4,272,118
Person With
10.           Shared Dispositive Power                                            0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person                                                  4,272,118

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11)                                                                              14.87%

14.   Type of Reporting Person (See Instructions)                                                                                                OO

CUSIP No. 33587 T 108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alaska

Number of                               7.           Sole Voting Power                                           2,628,959
Shares Bene-
ficially                                  8.           Shared Voting Power                                                    0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                   2,628,959
Person With
10.           Shared Dispositive Power                                           0

11.    Aggregate Amount Beneficially Owned by Each Reporting Person                                           2,628,959

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.    Percent of Class Represented by Amount in Row (11)                                                                        9.15%

14.    Type of Reporting Person (See Instructions)                                                                                                OO

CUSIP No. 33587 T 108

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                                                WC  OO

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                                                                                     Alaska

Number of                               7.           Sole Voting Power                                           2,169,602
Shares,Bene-
ficially                                  8.           Shared Voting Power                                                    0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                   2,169,602
Person With
10.           Shared Dispositive Power                                           0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person                                                2,169,602

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)                                                                           7.55%

14.  Type of Reporting Person (See Instructions)                                                                                                           OO

CUSIP No. 33587 T 108

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                                                WC  OO

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                                                                                     Alaska

Number of                               7.           Sole Voting Power                                           1,737,573
Shares Bene-
ficially                                  8.           Shared Voting Power                                                    0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                   1,737,573
Person With
10.           Shared Dispositive Power                                           0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person                                                   1,737,573

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)                                                                              6.05%

14.  Type of Reporting Person (See Instructions)                                                                                                           OO

CUSIP No. 33587 T 108

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Alaska Trust Company

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                                                WC  OO

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                                                                                     Alaska

Number of                               7.           Sole Voting Power                                           0
Shares Bene-
ficially                                  8.           Shared Voting Power                                      0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                   0
Person With
10.           Shared Dispositive Power                              0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person                                                                 0

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  X

13.  Percent of Class Represented by Amount in Row (11)                                                                                        0%

14.  Type of Reporting Person (See Instructions)                                                                                                           OO

CUSIP No. 33587 T 108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of                               7.           Sole Voting Power                                           0
Shares Bene-
ficially                                  8.           Shared Voting Power                                      0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                   0
Person With
10.           Shared Dispositive Power                              0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 44 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Opportunity Fund, Inc. (formerly First Financial Fund, Inc.), a Maryland corporation (the "Company").  Items  3, 4, and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the “Trust”), the Lola Brown Trust No. 1B (the “Brown Trust”), the Mildred B. Horejsi Trust (the “Mildred Trust”), the Stewart R. Horejsi Trust No. 2 (the “Stewart Trust”), and the Susan L. Ciciora Trust (the “Susan Trust”) as the direct beneficial owner of Shares, and Alaska Trust Company (“ATC”) and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 3.                      Source and Amount of Funds or Other Consideration.

No change except for the addition of the following:

The total amount of funds required by the Mildred Trust to purchase the Shares as reported in Item 5(c) was $2,023,602.84.  Such funds were provided by the Mildred Trust’s cash on hand, inter-trust advances and margin borrowings under an account maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Item 4.                      Purpose of Transaction.

No change except for the addition of the following:

The Mildred Trust purchased the shares reported in Item 5(c) of this statement in order to increase its equity ownership of the Company.  Depending upon its evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of the Shares may be in the open market or through privately-negotiated transactions or otherwise.

Item 5.                      Interest in Securities of the Issuer.

No change except for the addition of the following:

(a) The Brown Trust is the direct beneficial owner of 4,272,118 Shares, or approximately 14.87% of the 28,739,389 Shares outstanding as of September 30, 2011, according to information contained in the Company’s semi-annual report dated September 30, 2011 (the “Outstanding Shares”). The Mildred Trust is the direct beneficial owner of 2,628,959 Shares, or approximately 9.15% of the Outstanding Shares.  The Stewart Trust is the direct beneficial owner of 2,169,602 Shares, or approximately 7.55% of the Outstanding Shares.  The Susan Trust is the direct beneficial owner of 1,737,573 Shares, or approximately 6.05% of the Outstanding Shares.

By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Brown Trust, the Mildred Trust, the Stewart Trust and the Susan Trust. Mr. Horejsi disclaims all such beneficial ownership.

(c)  The table below sets forth Shares purchased by the Mildred Trust since the filing of Schedule 13D Amendment No. 43.  Such purchases were effected by the Mildred Trust in the over the counter market.

Date	Amount of Shares	Approximate Price Per Share (exclusive of commissions)
5/12/2011	2,600	$7.26
5/17/2011	4,478	$7.19
5/18/2011	5,201	$7.11
5/24/2011	3,991	$7.15
5/25/2011	1,420	$7.15
5/26/2011	7,671	$7.18
6/1/2011	9,750	$7.10
6/6/2011	17,309	$7.11
7/6/2011	2,824	$7.09
7/7/2011	5,000	$7.12
7/21/2011	600	$7.04
7/21/2011	2,465	$7.10
7/25/2011	5,800	$7.03
7/26/2011	5,000	$7.00
7/26/2011	4,572	$6.99
8/16/2011	5,000	$6.53
8/18/2011	9,910	$6.45
8/22/2011	5,000	$6.41
8/22/2011	5,000	$6.38
8/22/2011	1,325	$6.36
8/23/2011	5,000	$6.38
8/23/2011	4,800	$6.41
8/24/2011	9,933	$6.59
8/25/2011	10,000	$6.51
8/25/2011	5,000	$6.50
8/25/2011	750	$6.48
8/29/2011	5,000	$6.50
8/29/2011	1,010	$6.52
8/30/2011	5,000	$6.61
8/30/2011	600	$6.53
9/1/2011	5,000	$6.50
9/1/2011	800	$6.48
9/14/2011	2,000	$6.48
9/15/2011	3,985	$6.48
9/21/2011	5,000	$6.23
9/21/2011	4,997	$6.20
9/21/2011	4,183	$6.19
9/22/2011	5,000	$6.10
9/26/2011	19,000	$6.08
9/26/2011	4,362	$6.01
9/27/2011	17,600	$6.25
9/29/2011	826	$6.11
10/3/2011	5,000	$6.00
10/4/2011	5,000	$5.78
10/11/2011	2,000	$6.25
10/11/2011	5,000	$6.26
10/12/2011	500	$6.29
10/24/2011	2,406	$6.32
10/24/2011	3,700	$6.35
11/1/2011	274	$6.19
11/21/2011	5,287	$6.13
11/23/2011	1,000	$6.10
12/1/2011	4,220	$6.18
12/6/2011	2	$6.23
12/7/2011	5,938	$6.23
12/8/2011	6,000	$6.20
12/12/2011	12,000	$6.16
12/13/2011	5,000	$6.17
12/13/2011	4,000	$6.15
12/13/2011	5,712	$6.16
12/14/2011	6,447	$6.12
12/15/2011	5,000	$6.13
12/19/2011	2,700	$6.15

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2011

/s/ Stewart R. Horejsi
Stewart R. Horejsi

/s/ Douglas J. Blattmachr
Douglas J. Blattmachr, as President of Alaska Trust Company, trustee of the Ernest Horejsi Trust No. 1B, the Lola Brown Trust No. 1B, the Mildred B. Horejsi Trust, the Stewart R. Horejsi Trust No. 2, and the Susan L. Ciciora Trust.